Exhibit 99.5

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total Partners Development of Wave Power,
a New Renewable Energy

Paris, June 20, 2005 — As part of its commitment to renewable energies such as solar power and wind energy, Total has decided to participate in a third option for renewables-based power generation, through the acquisition of a 10% interest in a pilot project offshore Santona, northern Spain, to develop ocean swell and wave power.

The other partners are Iberdrola1 (60%), Sodercan2 (10%), IDAE3 (10%), and Ocean Power Technologies (OPT) (10%), which is supplying the technology, already implemented offshore the United States. Studies are in progress to design and size the installations, in particular generation capacity, which is expected to be around 1.5 MW.

This research and development project will help to define the technical and financial potential of wave power which works by capturing and converting the energy of waves into a controlled mechanical force that drives an electrical generator.

Total has also signed an agreement with Iberdrola and OPT to study implementation of wave power in France. Initially, the partners will identify potential sites offshore the French coast. If conditions are favourable, in particular among local populations, they could later develop one or more power generation units.

With this transaction, Total confirms its long-standing interest in renewable energies. The Group has been active in photovoltaic solar power for more than 20 years, operating through two companies, Photovoltech and Tenesol. Following the inauguration of its first wind farm near Dunkirk in 2003, France, Total is now actively looking at a number of large-scale onshore and offshore wind power projects in Europe, especially in France, Spain and the United Kingdom.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com

[1]	Spain’s Iberdrola is a leading European electrical utility and one of the world’s leading producers of renewables-based power.
[2]	Sociedad para el Desarrollo de Cantabria: Cantabria Regional Development Agency.
[3]	Instituto para la Diversificación y el Ahorro Energético: Spanish Institute for Energy Diversification and Conservation.